ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 April 2002

[redacted]

02028626

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
11 Apr 2002 ASX Announcement

S:CoSecretary/ADR's/Securities Exchange Letter

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 April, 2002

Australian Stock Exchange Announcement & Media Release

Offer of shares to all Shareholders Under a Share Purchase Plan

First Australian Resources Limited ("FAR") is pleased to announce the introduction of a Share Purchase Plan ("Plan"). This will enable FAR shareholders, irrespective of the size of their shareholding, to purchase up to $3,000.00 worth of fully paid ordinary FAR shares, direct from the Company, at a 15 percent discount to the weighted average market price for the five preceding trading days up to and including the closing date of the issue, free of all brokerage, commission and stamp duty.

The right to participate in the Plan is available exclusively to shareholders who are registered as holders of fully paid ordinary shares in FAR at 5pm on 16 April, 2002 and whose registered address is Australia and New Zealand.

The offer is non-renounceable.

A letter of offer of shares under this Plan will shortly be sent to shareholders. A copy of that letter is attached.

Yours sincerely
FIRST AUSTRALIAN RESOURCES LIMITED

MICHAEL EVANS
Chairman

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

16 April, 2002

Dear Shareholder

SHAREHOLDERS OFFERED NEW SHARES UNDER A SHARE PURCHASE PLAN

The Directors of First Australian Resources Limited ("FAR") are pleased to extend an invitation to each FAR shareholder to apply for shares in the Company by participating in a Share Purchase Plan (**"Plan"**).

The Plan enables every shareholder, irrespective of the size of his or her shareholding, to purchase up to $3,000 worth of fully paid ordinary shares, direct from the company, at a 15 percent discount to the market price, free of all brokerage and commission. The terms and conditions of the Plan accompany the application form.

The offer is non-renounceable, that is, you cannot transfer the right to buy the shares to anyone else. You do not have to apply for FAR shares under the Plan. It is entirely optional.

FAR is one of the few junior oil and gas explorers listed on the ASX that has reported a profit in each of the last two financial years. Funds from the issue will be used for exploration.

In the past it has not always been possible to place shares with existing shareholders. This scheme is being introduced to give all shareholders a chance to participate in a capital raising by the company on favourable terms ahead of planned exploration. Small shareholders may also wish to use the scheme to round up existing holdings to a marketable parcel.

Offer Price

The issue price for each Share under the offer will be based on a 15% discount to the weighted average price of FAR Shares on the Australian Stock Exchange calculated over the 5 trading days up to and including **10 May 2002** being the Closing Date for the Plan.

How much can you invest?

If you are an eligible shareholder, you can purchase a minimum of $100.00 worth of shares and a maximum of $3,000.00 worth of shares or any amount you decide in between.

When does the offer close?

Your application form and cheque must be received by FAR's share registry in Perth as soon as possible but not later than 5.00pm on 10th May, 2002. However, FAR can close the offer at any time.

Can you be certain your application will be successful?

Applications from shareholders will be accepted on a "first come first accepted" basis as per condition 6 of the Terms and Conditions. Accordingly, if you wish to participate, it is important to lodge your application early.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872

What will the funds be used for?

FAR intends to apply the funds raised from the Plan to the Company's exploration program with a view to finding additional oil and gas reserves and increasing production levels. FAR has assembled a quality portfolio of oil and gas prospects and expects to participate in 2 wells on the Australia's North West shelf and 4 wells in the USA during the remainder of 2002. Details of the forward exploration program are included in the Operations Review section of the Annual Report accompanying this letter.

FAR's exploration properties, which also include Papua New Guinea and China, are world class and have the potential to add significant value to the Company and to it's shareholders.

Important Consideration

Whilst the issue price per Share under the Plan is based on a 15% discount to the market price, subscription under the Plan is a speculative investment and the market price may change between the date you apply for shares and the date on which the Shares are allotted to you. Shareholders should note in particular items 12 and 13 of the Terms and Conditions.

Before deciding whether to accept the Offer, you should refer to the current market price of FAR's shares which can be obtained from the financial pages of the daily newspaper, your stockbroker, or ASX.

How do you apply for shares in this offer?

Before you apply for shares under this offer you should carefully read this letter and the terms and conditions of the First Australian Resources Limited Plan, which accompanies this letter.

In order to apply for shares, complete the enclosed application form. On the application form:

- Tick the box for the amount you wish to invest, or alternatively, enter your preferred amount in the centre box with not less that $100 and not more than $3,000. Please complete one box only.
- Complete the cheque details section and make sure the amount box shows the exact amount you wish to invest.
- Write your telephone contact numbers in the spaces provided – just in case we need to ask any questions.

You do NOT need to sign the application form.

Applications need to be received prior to the close of the offer at 5:00pm on 10 May 2002. If you wish to participate, please make cheques payable to "First Australian Resources Limited" and forward your cheque together with the completed blue Application Form to Advanced Share Registry Services, in the enclosed business reply envelope.

Michael Evans
Chairman

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

Share Purchase Plan Non-Renounceable Offer of Shares

Record Date:	16 April 2002
Closing Date:	10 May 2002

SHARE PURCHASE PLAN APPLICATION

I/We hereby apply for Shares in First Australian Resources Limited ('FAR') at a **subscription price based on a 15% discount** to the weighted average closing price for FAR Shares during the five trading days up to and including 10 May 2002 in accordance with the terms and conditions of First Australian Resources Limited Share Purchase Plan (Plan). I/We understand that this application is non-renounceable.

DECLARATION AND ACKNOWLEDGEMENTS

By forwarding a cheque and completing this application form, I acknowledge that I have read and understood the terms and conditions of the Plan. I also confirm that I am a resident of Australia.

Application for Shares [Complete one box only]

- **The maximum amount of shares you can apply for will cost you $3000.00.**
- **The minimum amount of shares you can apply for will cost you $100.00.**
- **You can purchase any amount of shares between the maximum and minimum.**

Please complete the appropriate box

MINIMUM	OTHER – *please complete* Between Minimum & Maximum	MAXIMUM
$100.00 ☐	$	$3,000 ☐

INSERT DETAILS OF YOUR CHEQUE OR BANK CHEQUE – PLEASE COMPLETE IN BLOCK LETTERS

Name of Drawer	Cheque No:	BSB	Amount

Cheques to be made payble to FIRST AUSTRALIAN RESOURCES LIMITED and crossed "NOT NEGOTIABLE".

Telephone numbers where we may contact you, if needed, in conjunction with this acceptance.

BH: ( )　　　　AH: ( )　　　　Contact Name:

Please note:

- Payments may only be made by cheque or bank draft in Australian dollars and drawn on an Australian branch of a financial institution. Cheques or bank drafts are to be made payable to: First Australian Resources Limited and crossed Not Negotiable.
- Cash payments will not be accepted via the email or at Advanced Share Registry Services.
- If you wish to accept this offer please return this entitlement and acceptance form duly completed together with a cheque for the subscription amount, in the envelope provided, by 5.00pm 10 May 2002.
- First Australian Resources Limited may reject an acceptance of this offer, in its absolute discretion, if this form is not completed in accordance with this offer, is incomplete or if the exact amount payable is not tendered with this form.

Receipt by First Australian Resources Limited of this form duly completed, together with the full subscription amount, will constitute acceptance in accordance with the terms and conditions of the Share Purchase Plan and the constitution of First Australian Resources Limited by the shareholder named on this form. A signature on this form is not required.

This offer is not renounceable.

Return this form and cheque in the enclosed reply paid envelope.

FIRST AUSTRALIAN RESOURCES LIMITED SHARE PURCHASE PLAN

Pursuant to the First Australian Resources Limited Share Purchase Plan ("**Plan**"), First Australian Resources Limited ABN 41 009 117 293 ("**FAR**") offers eligible shareholders the ability to acquire fully paid ordinary shares in FAR ("**Shares**") at a 15 percent discount to the weighted average closing price for FAR shares during the five trading days up to and including the Closing Date. ("**Offer**"). If you are eligible to purchase Shares, you must purchase a minimum of at least $100 worth of Shares but no more than a maximum of $3000 worth of Shares.

Please carefully read the Terms and Conditions relating to the Offer, as you will be bound by them.

TERMS AND CONDITIONS

1. Opening and Closing Date of the Offer
The Offer opens on **16 April 2002**. The offer closes at 5pm (Perth time) on **10 May 2002**. No late applications will be accepted.

2. Eligibility
You are eligible to apply for Shares if:

- your registered address recorded in FAR's register of members is in Australia or New Zealand; and
- you were registered as a holder of fully paid ordinary shares in FAR as at close of business on **16 April 2002**.

The Offer to each eligible shareholder is made on the same terms and conditions. The Offer is non-renounceable (ie you may not transfer your right to buy the Shares to anyone else).

3. Issue Price
The issue price for each Share under the Offer will be based on a 15% discount to the weighted average price of FAR Shares on the Australian Stock Exchange calculated over the 5 trading days up to and including **10 May 2002** being the Closing Date for the Plan.

For example, if the weighted average closing price is 10 cents for that period, shares will be issued for 8.5 cents.

4. Rights attaching to Shares
The Shares will be issued on the same terms as the other ordinary shares in FAR quoted on the Australian Stock Exchange ("**ASX**"). FAR will apply for the Shares allotted under the Plan to be quoted on ASX.

5. Investment in Offer
If you are an eligible shareholder, you can purchase a minimum of $100.00 worth of shares and a maximum of $3,000.00 worth of shares or any amount you decide in between.

If for example, after the discount of 15%, the Issue Price is 8.5 cents, and you decide to apply for $1,700 worth of shares, 20,000 shares will be issued to you. No fraction of Shares will be issued.

6. Maximum Limit
At the date of the Plan, the company has approximately 2,400 shareholders. If all shareholders were to subscribe for the maximum amount of $3,000.00, approximately $7.2 million would be raised. This is considered unlikely.

If the Plan results in acceptances that would require FAR to issue in excess of 15% of the issued capital of FAR in a 12 month period, it will be necessary under the ASX Listing Rules to obtain shareholder approval for any issues of shares that would exceed the 15% limit. Accordingly, if this occurs:

- The offer under the Plan for shares in excess of the 15% limit, and resulting acceptance, are deemed to be subject to approval of the shareholders as required by the Listing Rules;
- FAR will accept applications and issue shares immediately up to the 15% limit in order of receipt of applications, that is, to applicants who apply first;
- For applications in excess of the 15% limit, FAR will hold the subscription funds in a separate account pending approval from the shareholders. If approval is not given, the funds will be returned to those applicants without interest.

7. Participation Costs
The only cost to you in relation to the Offer is the issue price of the number of Shares you wish to acquire. Under the Offer, you do not have to pay for brokerage, commission or other transaction costs.

8. Allotment of Shares
FAR's share registry will send you a holding statement in due course. Shares will be allotted within 10 business days following the closing date of the Offer.

9. Payment for Shares
All amounts in this Offer are expressed in Australian dollars. You must pay for the Shares by a cheque in Australian dollars made payable to "First Australian Resources Limited". Please provide a cheque for the exact amount. If you do not provide the exact amount, FAR reserves the right to return your Acceptance Slip and cheque. If that occurs, no Shares will be allotted to you.

10. Change of Offer
FAR may change or terminate the Plan at any time. If FAR does this, it will advise ASX. The omission to give notice of changes to or termination of the Plan or the non-receipt of notice will not invalidate the change or termination. FAR reserves the right to allot fewer or no Shares than an eligible shareholder applies for under the Plan if FAR believes the allotment of those Shares would contravene any law of ASX Listing Rules. No interest will be paid on any money returned.

11. Dispute Resolution
FAR may settle in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with or by reason of the operation of the Plan whether generally or in relation to any participant, or application, or shares and the decision of FAR shall be conclusive and binding on all participants and other persons to whom the determination relates.

FAR reserves the right to waive the strict compliance with any provision of these terms and conditions. The power of FAR under these conditions may be exercised by the Directors or any delegate of the Directors.

12. Important Information on Price Risk to Consider

Whilst the issue price per Share under the Plan is based on a 15% discount to the market price, subscription under the Plan is a speculative investment and the market price may change between the date you apply for shares and the date on which the Shares are allotted to you.

Before deciding whether to accept the Offer, you should refer to the current market price of FAR's shares which can be obtained from the financial pages of the daily newspaper, your stockbroker, or ASX.

In determining whether you wish to participate in this Offer and the extent to which you participate, you should seek your own personal financial and/or taxation advice

13. Other Factors to Consider
You should note that, because FAR is not required to issue a prospectus in relation to this offer, the types of disclosure and due diligence that would ordinarily accompany a prospectus are not made. You should therefore rely upon your own knowledge of FAR and disclosures already made by it to ASX, alternatively seek professional advice, before deciding whether to participate in the Plan.

14. Lodgement Instructions
Please forward the completed Acceptance Form in the reply paid envelope provided. The completed Acceptance Form should be forwarded with your payment to reach the Company's share registry by 5.00pm (Perth time) on 10 May 2002. If you are returning your Acceptance Form by post, you should allow sufficient time for collection and delivery by postal services. The postal acceptance rule does not apply. Your form cannot be faxed to the Company's share registry as a cheque payment must be attached to your Acceptance Form.

Mailing Address
Advanced Share Registry Services
PO Box 6283
EAST PERTH WA 6000
or
Delivery Address
Advanced Share Registry Services
Level 7
200 Adelaide Terrace
PERTH WA 6000
Please do not use this address for express post mailing.

If you have any queries concerning the Offer please contact FAR's share registry on (08) 9221 7288